UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **March 24, 2008**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

The information under the heading "Amendment of the Senior Indenture" is incorporated by reference.

Item 8.01   Other Events

Offering of Senior Notes

Potomac Electric Power Company (the "Company") has entered into a Purchase Agreement, dated March 24, 2008 (the "Purchase Agreement"), with Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., for themselves and as representatives of the underwriters named in Schedule A of the Purchase Agreement, for the offer and sale of $250,000,000 in aggregate principal amount of 6.50% Senior Notes due November 15, 2037 (the "New Notes") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-145691-03). The New Notes will be issued as an additional amount of the Company's 6.50% senior notes due 2037 series, of which the Company issued $250,000,000 in aggregate principal amount on November 16, 2007 (the "Original Notes" and together with the New Notes, the "Senior Notes of 2037 Series"). The Purchase Agreement is filed herewith as Exhibit 1. The Company filed the form of Senior Notes of 2037 Series as Exhibit 4.1 on a Current Report on Form 8-K, dated as of November 15, 2007. The New Notes are initially being offered to the public at a price of 96.917% of principal amount. At the closing of the offering, which is scheduled to occur on March 31, 2008, the Company will realize, after deduction of the underwriters' discount of 0.875% of principal amount and before deduction of offering expenses, net proceeds of approximately $240,105,000.

The New Notes will be issued under the Indenture, dated as of November 17, 2003 (the "Senior Note Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"), as amended by the Senior Note Supplemental Indenture referred to below. On November 16, 2007, the Company issued and delivered to the Trustee $250,000,000 in aggregate principal amount of First Mortgage Bonds, 6.50% Collateral Series due November 15, 2037 (the "Original Collateral Bonds") to secure its obligations under the Original Notes. Simultaneously with the issuance of the New Notes, the Company will issue and deliver to the Trustee $250,000,000 in aggregate principal amount of First Mortgage Bonds, 6.50% Collateral Series 2 due November 15, 2037 (the "Additional Collateral Bonds" and together with the Original Collateral Bonds, the "Collateral Bonds"). The Collateral Bonds were and will be issued under the Mortgage and Deed of Trust, dated July 1, 1936, between the Company and The Bank of New York, as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.), as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of March 24, 2008 (the "Mortgage Supplemental Indenture"), relating to the issuance of the Collateral Bonds (such Mortgage and Deed of Trust, as amended and supplemented, the "Mortgage"). The Mortgage Supplemental Indenture is filed herewith as Exhibit 4.1. The Collateral Bonds secure the payment of the Company's obligations under the Senior Notes of 2037 Series.

Under the terms of the Senior Note Indenture, at such time as all of the first mortgage bonds issued and outstanding under the Mortgage, other than first mortgage bonds that are serving as collateral for notes issued under the Senior Note Indenture, have been retired through payment or redemption, the Company is permitted to direct the Trustee on a date specified by the Company (the "Release Date") to surrender to the Company all of the first mortgage bonds held by the Trustee as collateral for notes issued under the Senior Note Indenture, after which all of the notes issued under the Senior Note Indenture will cease to be secured by first mortgage bonds and will become unsecured general obligations of the Company. In connection with the offer and sale of the New Notes the Company has agreed that it will not cause or permit the Release Date to occur so long as the Senior Notes of 2037 Series are outstanding, except that the Company is permitted to cause the Release Date to occur, if the Company delivers to the Trustee substitute bonds, notes or other evidence of indebtedness ("Secured Obligations"), to secure the Senior Notes of 2037 Series, and:

- the Secured Obligations

  - are in the same aggregate principal amount as the aggregate principal amount of Senior Notes of 2037 Series then outstanding,

  - have the same stated maturity date, interest rate, interest payment dates and redemption provisions as the Senior Notes of 2037 Series, and

  - are issued under and are secured by a mortgage, deed of trust or similar instrument on which the Company is the obligor and which meets the qualification requirements under the Trust Indenture Act of 1939, as amended; and

- at least two credit rating agencies then maintaining securities ratings on the Senior Notes of 2037 Series each advise the Company that the substitution of the secured obligations for the collateral bonds would not result in a reduction of the securities ratings assigned to the Senior Notes of 2037 Series by that credit rating agency immediately prior to the substitution.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the New Notes is filed herewith as Exhibit 5.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Amendment of Senior Indenture

The Senior Note Indenture currently provides that each series of senior notes issued thereunder will be secured by a single corresponding series of first mortgage bonds issued under the Mortgage (i) having an aggregate principal amount equal to or exceeding the aggregate amount of senior notes, (ii) having a stated maturity that is the same as the stated maturity of the senior notes, (iii) bearing an interest rate equal to the interest rate borne by the senior notes, (iv) having interest payment dates that are the same as the interest payment dates of the senior notes, (v) having the same redemption provisions as the senior notes and (vi) in all other material respects conforming as nearly as practicable to the terms of the senior notes. Prior to the issuance and sale of the New Notes, the Company will amend the Senior Note Indenture (such amendment, the "Senior Note Supplemental Indenture") to permit each series of senior notes to be secured by more than one series of first mortgage bonds issued under the Mortgage, provided that (1) the aggregate principal amount of first mortgage bonds securing such series of senior notes equals or exceeds the aggregate outstanding principal amount of such series of senior notes and (2) the terms of each series of first mortgage bonds satisfies the conditions described above.

Item 9.01. Financial Statements and Exhibits.

1	Purchase Agreement, dated March 24, 2008, among the Company and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., for themselves and as representatives of the other underwriters named in Schedule A thereto
4.1	Supplemental Indenture, dated as of March 24, 2008, with respect to Mortgage and Deed of Trust, dated July 1, 1936
5	Opinion of Kirk J. Emge


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


POTOMAC ELECTRIC POWER COMPANY
(Registrant)


Date   March 28, 2008   /s/ P. H. BARRY
                               Name: Paul H. Barry
                               Title: Senior Vice President and
                                        Chief Financial Officer